UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-37542

CRH MEDICAL CORPORATION (Translation of registrant’s name into English) 578 - 999 Canada Place, World Trade Center Vancouver, British Columbia, Canada V6C 3E1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	News Release dated November 5, 2018 - CRH Medical Receives TSX Approval for Renewal of Normal Course Issuer Bid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH MEDICAL CORPORATION
(Registrant)

Date:	November 5, 2018	By:	/s/ Richard Bear
			Name:	Richard Bear
			Title:	Chief Financial Officer